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SEC FILE NUMBER
8- 68823

SEC Mail Processing Section
FEB 28 2018
Washington DC
408

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/17 (MM/DD/YY) AND ENDING 12/31/17 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Aileron Capital Management, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3401 W. Cypress St., #101
(No. and Street)

Tampa	Florida	33607
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Michael Maguire 813-326-6519
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Accell Audit & Compliance, PA
(Name – *if individual, state last, first, middle name*)

4868 W. Gandy Blvd.	Tampa	Florida	33611
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [✓] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

BW

OATH OR AFFIRMATION

I, Michael Maguire, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Aileron Capital Management, LLC, as of December 31, 2017, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Signature

Chief Executive Officer

Title

Notary Public

NOTARY PUBLIC STATE OF FLORIDA
NASSER AL-HAFI
MY COMMISSION # GG 043150
EXPIRES: October 30, 2020
Bonded Thru Budget Notary Services

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Aileron Capital Management, LLC
Report of Independent Registered Public Accounting Firm, Financial Statements And Supplementary Information
December 31, 2017

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member
of Aileron Capital Management, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Aileron Capital Management, LLC as of December 31, 2017, the related statements of income, changes in member's equity, and cash flows for the year then ended, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of Aileron Capital Management, LLC as of December 31, 2017, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Aileron Capital Management, LLC's management. Our responsibility is to express an opinion on Aileron Capital Management, LLC's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Aileron Capital Management, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

Schedule I – Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission; Schedule II – Computation For Determination of Reserve Requirements; and Schedule III – Information Relating to Possession or Control Requirements Under Rule 15c3-3 (the "supplemental information") have been subjected to audit procedures performed in conjunction with the audit of Aileron Capital Management, LLC's financial statements. The supplemental information is the responsibility of Aileron Capital Management, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Accell Audit & Compliance, PA

We have served as Aileron Capital Management, LLC's auditor since 2012.

Tampa, Florida

February 27, 2018

Aileron Capital Management, LLC
Statement of Financial Condition
December 31, 2017

Assets		
Cash	$	10,731
Interest receivable		11,749
Loan participations		1,873,833
Total Assets	$	1,896,313
Liabilities & Member's Equity		
Accounts payable and accrued expenses	$	9,369
Total liabilities		9,369
Member's equity		1,886,944
Total Liabilities & Member's Equity	$	1,896,313

See Report of Independent Registered Public Accounting Firm and Notes to the Financial Statements

Aileron Capital Management, LLC
Statement of Income
For the Year Ended December 31, 2017

Revenue		
Interest income	$	97,061
Other revenues		35,808
Total Revenues		132,869
Expenses		
General and administrative		29,589
Management fee		51,600
Total Expenses		81,189
Net Income	$	51,680

See Report of Independent Registered Public Accounting Firm and Notes to the Financial Statements

Aileron Capital Management, LLC
Statement of Member's Equity
For the Year Ended December 31, 2017

Balance at December 31, 2016	$ 1,945,264
Capital contributions	30,000
Capital distributions	(140,000)
Net income	51,680
Balance at December 31, 2017	$ 1,886,944

See Report of Independent Registered Public Accounting Firm and Notes to the Financial Statements

Aileron Capital Management, LLC
Statement of Cash Flows
For the Year Ended December 31, 2017

Cash flows from operating activities:		
Net Income	$	51,680
Changes in operating assets and liabilities		
Interest receivable		(622)
Prepaid asset		214
Loan participations		49,657
Accounts payable and accrued expenses		(537)
Net cash from operating activities		100,392
Cash flows from financing activities:		
Capital contribution		30,000
Distributions		(140,000)
Net cash from financing activities		(110,000)
Net change in cash		(9,608)
Cash, beginning of year		20,339
Cash, end of year	$	10,731

See Report of Independent Registered Public Accounting Firm and Notes to the Financial Statements

AILERON CAPITAL MANAGEMENT, LLC
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2017

NOTE 1 ORGANIZATION AND NATURE OF BUSINESS

Organization

Aileron Capital Management, LLC, ("Aileron" or the "Company") was formed in August 2010 pursuant to the provisions of the Florida Limited Liability Company Act. The Company's operating and capital structure is governed by an Operating Agreement with its sole Member, and except as expressly provided by law, the Member has no personal liability for any of the Company's obligations. Effective April 27, 2012, the Company is registered as a broker-dealer with the Financial Industry Regulatory Authority ("FINRA"). The Company is subject to net capital and other regulatory requirements of FINRA.

Nature of Business

Overall, the Company originates and participates in funding commercial real estate loans. The Company primarily utilizes government-guaranteed lending programs, such as the U.S. Small Business Administration ("SBA") 504 First Mortgage Lien Pool (FMLP) lending program, to provide long-term owner occupied commercial real estate financing to qualifying businesses. In June 2013, the Company was approved by the United States Department of Agriculture ("USDA") to participate in its Business & Industry lending program. Similar to the FMLP program, the Company provides long-term owner occupied commercial real estate financing to qualifying businesses. A portion of these loans are guaranteed by the USDA. These guarantees are then sold on the secondary market for up-front premiums or for servicing spread over the life of the loan.

Regulation

As a broker-dealer, the Company is subject to extensive and frequently changing federal and state laws and substantial regulation under such laws by the Securities and Exchange Commission ("SEC"), state agencies and FINRA. Recent regulatory reform, most notably under the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010, is changing the landscape of the financial services business. Aileron is registered as a broker-dealer with the SEC and is a member firm of FINRA. Much of the regulation of broker-dealers has been delegated to self-regulatory organizations, principally FINRA, which is designated by the SEC as Aileron's primary regulator. FINRA adopts rules, (which are subject to approval by the SEC) that govern FINRA members and conducts periodic examinations of member firms' operations.

Broker-dealers are subject to regulations which cover all aspects of the securities business, including sales methods and supervision, trading practices, use and safekeeping of customers' funds and securities, capital structure of securities firms, record keeping and reporting, continuing education and the conduct of directors, officers and employees. Additional legislation, changes in rules promulgated by the SEC and self-regulatory organizations or changes in the interpretation or enforcement of existing laws and rules, may directly affect the mode of operation and profitability of broker-dealers.

The SEC, FINRA and state securities commission may conduct administrative proceedings which can result in censure, fines, the issuance of cease-and-desist orders or the suspension or expulsion of a broker-dealer its officers or employees. The principle purpose of regulation and discipline of broker-dealers is the protection of customers and the integrity of the securities markets.

Aileron does not use its broker-dealer license to accept, manage, or trade customer assets. Rather, the broker dealer license is required in order for the Company to participate in many government sponsored loan programs such as the SBA FMLP program. Although the FMLP program ended in September 2012, Management intends to maintain its broker-dealer license for other programs and future opportunities that may require such licensing.

Net Capital Requirements

As a registered broker-dealer and a member firm of FINRA, the Company is subject to the net capital rule of the SEC. The net capital rule, which specifies minimum net capital requirements for registered broker-dealers, is designed to measure the general financial integrity and liquidity of a broker-dealer and requires a minimum part of its assets be kept in relatively liquid form. Net capital is essentially defined as net worth (assets minus liabilities) plus qualifying subordinated borrowings less certain mandatory deductions that result from excluding assets not readily convertible into cash and from valuing certain other assets, such as a firm's positions in securities, conservatively.

The Company has elected to compute its net capital under the standard aggregate indebtedness method permitted by the net capital rule, which requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed a 15-to-1 ratio.

As of December 31, 2017, the Company had reported to FINRA net capital of $1,362, which was $3,638 less than its required net capital of $5,000 (see Schedule I). Its percentage of aggregate indebtedness to net capital was approximately 688%. The deficiency was discovered and reported to FINRA on February 16, 2018; its Member contributed an additional $20,000 on February 16, 2018 to cure the deficiency.

Failure to maintain the required net capital may subject a firm to suspension or expulsion by FINRA, the SEC and other regulatory bodies and ultimately may require its liquidation.

NOTE 2 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to generally accepted accounting principles in the United States of America ("GAAP") on the accrual basis of accounting and to general practices in the broker dealer industry.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Concentration of Credit Risk

Financial instruments, which potentially subject the Company to significant concentrations of credit risk, consist principally of cash and the Company's interest in SBA pool loans and USDA loans.

Cash is deposited in a financial institution and, at times, amounts on deposit may be in excess of the FDIC insurance limit. At December 31, 2017, the Company's deposits did not exceed the federally insured limit of $250,000.

Loan participations of $1,873,833 at December 31, 2017 are not guaranteed by the SBA or the USDA and are subject to borrower default. Each participation is secured by a first mortgage on the property of the borrower.

Revenue Recognition

Under the USDA Business & Industry lending program, the Company originates qualifying first mortgages. The USDA provides a guarantee on 80% of the balance of the individual mortgage. Upon granting of the guarantee, Aileron sells the guaranteed portion in the secondary market and recognizes the gain on that sale as of the transfer date in accordance with Financial Accounting Standards Board Accounting Standards Codification ("FASB ASC") 860-10, Transfers and Servicing, as amended by Statement 166, *Accounting for Transfers of Financial Assets: an Amendment of FASB Statement 140*, and codified in Accounting Standards Update (ASU – 2009-16), *Accounting For Transfers of Financial Assets*.

Interest income on the Company's proportionate retained loan participations are accrued and recognized as earned.

In May 2014, the Financial Accounting Standards Board (FASB) issued Accounting Standards Updates ASU 2014-09, *Revenue from Contracts with Customers*. The amendments in ASU 2014-09 require an entity to recognize the amount of revenue to which it expects to be entitled for the transfer of promised goods or services to customers. ASU 2014-09 will replace most existing revenue recognition guidance in U.S. GAAP when it becomes effective. In doing so, companies will need to use more judgment and make more estimates than under current guidance. These may include identifying performance obligations in the contract, estimating the amount of variable consideration to include in the transaction price and allocating the transaction price to each separate performance obligation.

The effective date of ASU 2014-09 is for all interim and annual reporting beginning after December 31, 2017 and the Company will adopt ASU 2014-09 as of January 1, 2018. Management has evaluated the impact of the Company's adoption of ASU 2014-09 on its financial statement and does not expect the new standard to have a significant impact to its financial position, results of operations and related disclosures. To make this determination, Management identified the contracts with its customers, identified the performance obligations, determined the transaction prices, allocated the transaction price to the performance obligations in the contract and recognized revenue when the Company satisfies the performance obligations.

Cash and Cash Equivalents

The Company considers all highly liquid investments with maturities of three months or less when purchased to be cash equivalents.

Impairment of Long-Lived Assets

In accordance with FASB ASC 360, *Long Lived Assets,* such as loan participations, are reviewed for impairment at least annually, or whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If this review reveals an indicator of impairment, as determined based on estimated undiscounted cash flows, the carrying amounts of the related long- lived assets are adjusted to fair value. Management has determined there has been no impairment in the carrying value of its long-lived assets at December 31, 2017.

Income Taxes

The Company was formed as a limited liability company and is taxed as a partnership for federal income tax purposes. Accordingly, the financial statements do not include a provision for federal income taxes. The Company's earnings and losses are included in the Member's income tax returns and the income tax thereon, if any, is paid by the Member. Management has evaluated tax positions in accordance with FASB ASC 740, *Income Taxes*, and has not identified any tax positions, other than electing to be taxed as a pass through entity, that require disclosure. With few exceptions, the Company is subject to income tax examinations by the U.S. federal or state tax authorities for up to three years after the taxes are filed.

NOTE 3 LOAN PARTICIPATIONS

As previously discussed, "Loan participations" consist of the Company's 5% interest retained from the purchase and sale of pooled loans under the SBA's FMLP program and the 20% interest retained from the origination and sale of individual loans under the USDA Business & Industry lending program. These loans are considered held-to-maturity debt securities on the accompanying Statement of Financial Condition. The net amortized cost of the held-to-maturity securities amounted to $1,873,833 at December 31, 2017 with contractual maturities summarized as follows:

# of Loan Participations	Year of Maturity	Balance
5	2022	$ 368,856
4	2037	331,492
7	2042	1,173,485
16		$1,873,833

NOTE 4 RELATED PARTY TRANSACTIONS

Aileron Investment Management LLC, an affiliated company, provided the Company with management services, office space and other administrative services totaling $51,600 for the year ended 2017.

NOTE 5 SUBSEQUENT EVENTS

In accordance with FASB ASC 855, *Subsequent Events*, the Company evaluated subsequent events through February 27, 2018; the date the financial statements were available for issue.

As previously discussed in Note 1 – Net Capital Requirements, the Company was not in compliance with its net capital requirement as of December 31, 2017. The Company has reported to FINRA net capital of $1,362, which was $3,638 less than its required net capital of $5,000. The deficiency was discovered and reported to FINRA on February 16 2018 and its Member contributed an additional $20,000 on February 16, 2018 to cure the deficiency. Failure to maintain the required net capital may subject a firm to suspension or expulsion by FINRA, the SEC and other regulatory bodies and ultimately may require its liquidation.

The Company submitted an application to FINRA to withdraw its license as a Broker Dealer on January 31, 2018; approval of its application has not been granted as of the date of this report.

SUPPLEMENTAL SCHEDULES

Aileron Capital Management, LLC

Schedule I - Computation of Net Capital Under Rule 15c3-1

Of the Securities & Exchange Commission

December 31, 2017

Computation of Net Capital:		
Total member's equity	$	1,886,944
Non-allowable assets		
Interest receivable		(11,749)
Loan participations		(1,873,833)
Total non-allowable assets		(1,885,582)
Tentative net capital		1,362
Net capital		1,362
Minimum net capital		5,000
Net capital deficiency	$	(3,638)
Aggregate Indebtedness to Net Capital Ratio:		
Aggregate indebtedness	$	9,369
Net Capital	$	1,362
Percentage of aggregate indebtedness to net capital		687.9%

There was no significant difference between net capital as computed by the Company (included in Part II of its FOCUS report as of December 31, 2017, as amended) and the amount computed above.

The Company was not in compliance with its net capital requirement at December 31, 2017; see Note 1 and Note 5.

See Report of Independent Registered Public Accounting Firm and Notes to the Financial Statements

AILERON CAPITAL MANAGEMENT, LLC
SCHEDULE II & III – COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS AND INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15C3-3
DECEMBER 31, 2017

The Company is not required to file the above schedules as it claims exemption from Rule 15c3-3 under Paragraph (k)(2)(i) of the Rule.

See Report of Independent Registered Public Accounting Firm and Notes to the Financial Statements

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member
of Aileron Capital Management, LLC

We have reviewed management's statements, included in the accompanying Exemption Report for SEC Rule 15c3-3, in which (1) Aileron Capital Management, LLC (the "Company") identified the following provisions of 17 C.F.R. §15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. §240.15c3-3: (2)(i) (the exemption provision) and (2) Aileron Capital Management, LLC stated that the Company met the identified exemption provisions throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Accell Audit & Compliance, PA

Tampa, Florida

February 27, 2018

4806 West Gandy Boulevard • Tampa, Florida 33611 • 813.440.6380

ILERON
CAPITAL MANAGEMENT

February 27, 2018

United States Securities and Exchange Commission
Washington D.C. 20549

To Whom It May Concern:

Re: Exemption Report for SEC Rule 15c3-3 for fiscal year 2017

To whom it may concern:

For the fiscal year ending December 31, 2017, Aileron Capital Management, LLC ("Aileron") claimed exemption from the governance of SEC Rule 15c3-3 as outlined under paragraph (k)(2)(i) of the respective rule. The subsection outlines the following:

The provisions of this rule shall not be applicable to a broker or dealer who carries no margin accounts, promptly transmits all customer funds and delivers all securities received in connection with its activities as a broker or dealer, does not otherwise hold funds or securities for, or owe money or securities to, customers and effectuates all financial transactions between the broker or dealer and its customers through one or more bank accounts, each to be designated as "Special Account for the Exclusive Benefit of Customers of Aileron Capital Management, LLC"

Aileron met the exception provided throughout the fiscal period ending December 31, 2017.

Sincerely,

Michael Maguire
Chief Executive Officer
Aileron Capital Management, LLC